Exhibit 99.2
News release...
Date: 14 September 2007
Ref: PR549g
Rio Tinto Offer for Alcan: Rio Tinto plc Extraordinary General Meeting
Rio Tinto announces that the extraordinary general meeting of Rio Tinto plc to approve the acquisition of Alcan was held in London on 14 September 2007.
The resolution to approve the acquisition was proposed as an ordinary resolution under the joint electorate procedure. The result will be announced shortly after the extraordinary general meeting of Rio Tinto Limited which will be held in Australia on 28 September 2007.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
The Sharing Agreement (the agreement relating to the regulation of the relationship between Rio Tinto plc and Rio Tinto Limited following the dual listed companies merger) provides for the public shareholders of Rio Tinto plc and Rio Tinto Limited to vote as a joint electorate on all matters which affect shareholders of both companies in similar ways. These are referred to as Joint Decisions. Joint Decisions are voted on a poll. To facilitate the joint voting arrangements, each company has entered into shareholder voting agreements. Each company has issued a Special Voting Share to a special purpose company held in trust by a common trustee. Rio Tinto plc has issued its Special Voting Share (RTP Special Voting Share) to RTL Shareholder SVC and Rio Tinto Limited has issued its Special Voting Share (RTL Special Voting Share) to RTP Shareholder SVC. The total number of votes cast on Joint Decisions by the public shareholders of one company are voted at the parallel meeting of the other company.
Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885
Cont.../

For further information, please contact:

Rio Tinto

Media Relations

London

Christina Mills	Office: +44 (0) 20 8080 1306

Mobile: +44 (0)7825 275 605

Nick Cobban	Office: +44 (0) 20 8080 1305
Mobile: +44 (0) 7920 041 003

Australia

Ian Head	Office: +61 (0) 3 9283 3620
Mobile: +61 (0) 408 360 101

Amanda Buckley	Office: +61 (0) 3 9283 3627
Mobile: +61 (0) 419 801 349

Investor Relations

London

Nigel Jones	Office: +44 (0) 20 7753 2401
Mobile: +44 (0) 7917 227 365

David Ovington	Office: +44 (0) 20 7753 2326
Mobile: +44 (0) 7920 010978

Australia

Dave Skinner	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 408 335 309

North America

Jason Combes	Office: +1 801 685-4535
Mobile: +1 801 558-2645
Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk

Additional information
IMPORTANT INFORMATION:
The offer to purchase all of the issued and outstanding common shares of Alcan for US$101 per common share in a recommended, all cash transaction (the “Offer”) is being made by Rio Tinto Canada Holding Inc. (the “Offeror”), an indirect wholly-owned subsidiary of Rio Tinto. The Offer represents a total consideration for Alcan common shares of approximately US$38.1 billion.
The Offer is open for acceptance until 6.00 p.m., Canadian Eastern Time, on September 24, 2007, unless extended. The Offer is subject to a number of conditions including valid acceptances by holders of not less than 66-2/3 per cent of Alcan shares on a fully diluted basis and the receipt of various governmental and regulatory approvals, certain of which the Offeror does not expect to receive prior to 24 September 2007. Accordingly, the Offeror currently intends to extend the Offer beyond 24 September 2007. The board of Rio Tinto has approved the transaction. The Offer is expected to close in the fourth quarter of 2007.
This announcement is for information purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and takeover bid circular delivered to Alcan and filed with Canadian provincial securities regulators and the United States Securities and Exchange Commission (the “SEC”) and mailed to Alcan shareholders.
The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.
In connection with the Offer, an offer and takeover bid circular as well as ancillary documents such as a letter of transmittal and a notice of guaranteed delivery have been filed with the Canadian securities regulatory authorities and the SEC and an Alcan directors’ circular with respect to the Offer has also been filed. A Tender Offer statement on Schedule TO (the “Schedule TO”) and a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) has also been filed with the SEC.
SHAREHOLDERS OF ALCAN ARE URGED TO READ THE OFFER AND TAKEOVER BID CIRCULAR (INCLUDING THE LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY), THE SCHEDULE TO (INCLUDING THE OFFER AND TAKEOVER BID CIRCULAR, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9 AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.
The offer and takeover bid circular as well as other materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. The Schedule TO and the Schedule 14D-9 are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the SEC or the Canadian securities regulatory authorities may also be obtained without charge at Rio Tinto’s website, www.riotinto.com.
While the Offer is being made to all holders of Alcan common shares, this announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.
However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer in any such jurisdiction.
The Offer is made to holders in France of Alcan common shares admitted to trading on Euronext-Paris. An announcement including the main information relating to the Offer documents has been prepared and released pursuant to article 231-24 of the AMF General Regulation and contains information relating to how and in which time limit Alcan shareholders residing in France can accept this Offer. The offer document and the announcement prepared pursuant to article 231-24 of the AMF General Regulation are available free of charge to the holders of Alcan Shares registered with Euroclear France who request it from Citi France, Global Transaction Services, Operations departement, 19 le Parvis la Défense 7, 92073 Paris La Défense. They are also available on the internet at the following address: www.computershare.com/Rio-AlcanFrenchofferdocument
The Offer is made to holders in Belgium of Alcan common shares and/or certificates admitted to trading on Euronext Brussels (the “IDRs”). A Belgian supplement, addressing issues specific to holders of Alcan common shares and/or IDRs in Belgium (the “Belgian Supplement”) was approved by the Belgian Banking, Finance and Insurance Commission on 2 August 2007. The offer document and the Belgian Supplement are available free of charge to the investors in Belgium who request it from the Belgian branch of Citibank International plc, Department GTS Operations, 4th floor, boulevard Général Jacques 263G, 1050 Brussels. They are also available on the internet at the following address: www.computershare.com/Rio-AlcanBelgianofferdocument.

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